EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$2,746	$2,757	$2,218	$(383)	$1,671
Loss (income) attributable to non-controlling interests and equity investments	18	1	3	2	1
Add: Fixed charges	29	56	120	109	62
Earnings (loss)	$2,793	$2,814	$2,341	$(272)	$1,734
Fixed charges:
Interest expense	$25	$52	$115	$104	$57
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	4	4	5	5	5
Total fixed charges	$29	$56	$120	$109	$62
Ratio of earnings to fixed charges	96.3	50.3	19.5	- [2]	28.0

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.

2 The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 million to achieve a coverage of 1:1 in 2008.